

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 28, 2010

Via U.S. Mail

Mr. Chien Chih Liu
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re:** **Rotoblock Corporation**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed August 13, 2009**
> **File No. 0-51428**

Dear Mr. Liu:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief